

News Release – April 3, 2007

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: April 3, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On April 2, 2007, Converto AS, a company controlled by Board Member Hans Christian Qvist, extended a previously announced forward contract for 200,000 shares with strike NOK 13.775 and maturity July 2, 2007.

Mr. Qvist's exposure after this transaction totals 950,000 Crew shares, including common shares, forward contracts and options.

Jan A Vestrum
President & CEO
